UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              REMOTE DYNAMICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    75962A10
                                 (CUSIP Number)

                                  DAVID WALTERS
                           30950 Rancho Viejo Rd. #120
                          San Juan Capistrano, CA 92675
                                 (949) 260-0150
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Bounce Mobile Systems, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,994,477
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,994,477
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,994,477
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Monarch Bay Capital Group, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,994,477
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,994,477
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,994,477
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Walters
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,994,477
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,994,477
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,994,477
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

This Amendment No. 3 (this "Amendment") amends and supplements the Statement on
Schedule 13D relating to the Common Stock of Remote Dynamics, Inc. (the "Company") filed with the Securities and Exchange Commission on December 14, 2006 by and on behalf of Bounce Mobile Systems, Inc. ("BMSI"), Monarch Bay Capital Group, LLC and David Walters, as previously amended. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on
Schedule 13D dated December 14, 2006, as previously amended, shall remain unchanged.

Item 3. Source of Amount of Funds or Other Compensation

On September 17, 2007, BMSI sold $100,000 principal amount of the Company's series B subordinated secured convertible promissory notes in exchange for $50,000.

On September 23, 2007, BMSI sold $300,000 principal amount of the Company's series B subordinated secured convertible notes in exchange for $150,000.

On September 17, 2007, Monarch Bay Management Company, LLC purchased $100,000 principal amount of the Company's series B subordinated secured convertible promissory notes from BMSI in exchange for $50,000. David Walters owns 50% of the membership interests in, and is a Managing Member of, Monarch Bay Management Company, LLC

On October 10, 2007, BMSI completed a portion of the fourth closing under the November 30, 2006 Note and Warrant Purchase Agreement with the Company and other investors. In the closing, BMSI invested $200,000 in exchange for (i) $280,000 principal amount of the Company's series B subordinated secured convertible promissory notes (including $80,000 principal amount of original issue discount series B notes), (ii) Series E-7 warrants to purchase 468,750 shares of the Company's common stock and (iii) Series F-4 warrants to purchase 468,750 shares of the Company's common stock.

On November 19, 2007, the Company completed a 1-for-50 reverse stock split of its Common Stock. All share data within this filing is post-split adjusted.

As a result of the foregoing transactions, and based on information provided by the Company regarding its outstanding securities, BMSI currently holds approximately 97.2% of the voting power of the Company's outstanding securities and beneficially owns approximately 62.4% of the Company's common stock calculated on a fully diluted basis.

Item 5. Interest in Securities of the Issuer

     (a) - (b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 4 of this statement are incorporated herein by reference. The Reporting Persons own securities of the Company convertible into or exercisable for an aggregate of 50,994,477 shares of the Company's Common Stock, representing 97.3% of the Company's outstanding Common Stock, based upon 1,392,426 shares outstanding as disclosed by the Company in the transactions described in Item 3 above and other information provided by the Company regarding its outstanding securities.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007


BOUNCE MOBILE SYSTEMS, INC.

By: /s/ David Walters
    --------------------------
    Chief Executive Officer


MONARCH BAY CAPITAL GROUP, LLC

By: /s/ David Walters
    --------------------------
    Managing Member


DAVID WALTERS

/s/ David Walters
------------------------------